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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                    001-14938

                           NOTIFICATION OF LATE FILING             CUSIP NUMBER

(Check One):  [ ] Form 10-K   [X] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:   December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:   _____________________________________________

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  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

  GRUPO IUSACELL, S.A. DE C.V.
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  Full name of registrant

  NUEVO GRUPO IUSACELL, S.A. DE C.V.
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  Former name if applicable

  MONTES URALES 460, COLONIA LOMAS DE CHAPULTEPEC, DELEGACION MIGUEL HIDALGO
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  Address of principal executive office (Street and Number)

  11000 MEXICO D.F.
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  City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]  (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        We are not able to file a timely Form 20-F because the reconciliation to U.S. GAAP of our financial statements for the year ended December 31, 2004 is still in the process of being finalized. As a result, we are unable to file our Form 20-F by the prescribed filing deadline without unreasonable effort and expense. We intend to file our Form 20-F no later than fifteen calendar days following the prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Fernando J. Cabrera          (011-52 55)                5109-5931
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        (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                          GRUPO IUSACELL, S.A. DE C.V.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                Date:    July 1, 2005              By:   /s/ Fernando J. Cabrera
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                                                       Fernando J. Cabrera
                                                       General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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ATTACHMENT TO PART IV (3)

This Attachment to Form 12b-25 for Grupo Iusacell, S.A. de C.V. (the "Company") responds to question (3) of Part IV of such Form, which requires an explanation of any anticipated change in results of operations during 2004 to be reflected by the earnings statements included in the Company's annual report on Form 20-F.

        The most significant changes in results of operations are disclosed in the Company's Form 6-K, filed with the Securities and Exchange Commission on February 23, 2005, namely:

- Revenues increased by 9%, from Ps.4,984 million in 2003 to Ps.5,431 million in 2004.
- Operating income before depreciation and amortization increased by 17%, from Ps.558 million in 2003 to Ps.654 million in 2004.
- Operating expenses decreased by 18%, from Ps.1,904 million in 2003 to Ps.1,561 million in 2004.
- Net loss decreased 60%, from a net loss of Ps.4,953 million in 2003 to a net loss of Ps.1,989 million in 2004.

These figures have been prepared in accordance with Mexican GAAP.